UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avene, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BC FORM 51-901F
(previously Form 61)

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	[ X ] Schedule A
[ ] Schedule B & C
Name of Issuer:	Balaton Power Inc.
Issuer Address:	19 East Fourth Street Hutchinson, Kansas 67502
Issuer Fax No.:	(620) 662-6861
Issuer Telephone No.:	(620) 662-3697
Contact Name:	Richard Burdett
Contact Position:	Chief Executive Officer
Contact Telephone No.:	(620) 662-3697
Contact E-mail Address:	N/A
Website Address:	N/A
For Quarter Ended:	2004 / 03 / 31

"Robert Wyllie" _________________________ Director's Signature	Robert Wyllie _________________________ Name of Director	2004/05/28 _______________ Date Signed

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Michael Rosa" _________________________ Director's Signature	Michael Rosa _________________________ Name of Director	2004/05/28 _______________ Date Signed

Date of Report	2004 / 05 / 28 _________________________

Balaton Power Inc. Consolidated Balance Sheets (Expressed in US Dollars) (Unaudited)	Page 1

	March 31 2004	Dec.31, 2003
ASSETS
Current
Cash Prepaid expenses and sundry	$ 251,051 20,000	$ 4,690 1,241
	271,051	5,931
Note receivable Mineral property	481,724 1,145,163	481,724 1,145,163
	$ 1,897,938	$ 1,632,818
LIABILITIES
Current
Accounts payable and accrued liabilities Convertible loans	$ 1,501,233 179,779	$ 1,491,038 179,799
	1,681,012	1,670,817
Minority interest Loan payable (Note 3)	26,995 30,000	26,995 30,000
	1,738,007	1,727,812
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 4) Deficit	3,120,020 (2,960,089)	2,815,892 (2,910,886)
Deficit	(2,910,886)
	159,931	(94,994)
	$ 1,897,938	$ 1,632,818

Balaton Power Inc. Consolidated Statement of Operations and Deficit (Expressed in US Dollars) For the Three Month Period Ended March 31, 2004 (Unaudited)	Page 2

	2004	2003
Revenue	$ -	$ -
Expenses
Administration and general Consulting fees and commissions Professional fees Interest	25,656 - 23,059 488	85,941 72,000 5,086 3,000
	49,203	166,027
Net loss	(49,203)	(166,027)
Deficit, beginning of period	(2,910,886)	(2,596,689)
Deficit, end of period	$ (2,960,089)	$ (2,762,716)
Loss per common share	$ (0.0007)	$ (0.0025)

Balaton Power Inc. Consolidated Statement of Cash Flows For the Three Month Period Ended March 31, 2004 (Expressed in US Dollars) (Unaudited)	Page 3

	2004	2003
Cash provided by (used in):
Operating Activities:
Net loss	$ (49,203)	$ (166,027)
Shares issued for services, an item not affecting cash	34,128	117,402
	(15,075)	(48,025)
Changes in non-cash working Capital Components
Prepaid Expenses Accounts payable and accrued liabilities	(18,759) 10,195	8,200 16,928
	(23,639)	(23,497)
Financing Activities: Sale of common shares for cash	270,000	-
Increase (decrease) in cash Cash, beginning of period	246,361 4,690	(23,497) 28,080

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) March 31, 2004 (Unaudited)	Page 4

1. Significant accounting policies

The disclosure contained in the unaudited consolidated financial statements does not include all the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are necessary to present fairly the financial position of the company as of March 31, 2004 and the results of operations and cash flows for the three months ended March 31, 2004 and March 31, 2003.

2. Income taxes

At March 31, 2004 the Company's income tax expense was nil.

3. Loan Payable

The loan payable is due to a company related to a shareholder of the Company, bears interest at 6.5% per annum, payable at maturity June 30, 2005.

4. Share Capital

Authorized 700,000,000 common shares without par value

Issued and fully paid	Shares	Amount
Balance - December 31, 2003 Private placement for cash Exercise of warrants for cash Issued for fees and services	66,762,214 1,000,000 100,000 284,576	$ 2,815,892 250,000 20,000 34,128
	68,146,790	$ 3,120,020

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) March 31, 2004 (Unaudited)	Page 5 (continued)

The private placement was for 1,000,000 units at a price of $0.25 per unit. Each unit consists of one common share and one warrant to purchase one common share at a price of $0.40 per share expiring on September 30, 2005.

At March 31, 2004, the following warrants were outstanding:

Amount	Price	Expiry
150,001	$ 0.20	July 17, 2004
1,930,000	0.30	July 17, 2004
600,000	0.20	August 9, 2004
60,000	0.20	August 15, 2004
730,000	0.30	September 15, 2004
200,000	0.20	September 15, 2004
225,000	0.20	September 30, 2004
2,592,980	0.50	December 31, 2004
1,000,000	0.40	September 30, 2005

At March 31, 2004, the following employee stock options were outstanding:

2,500,000	$ 0.50	September 30, 2005
400,000	0.50	January 31, 2007

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) March 31, 2004 (Unaudited)	Page 6 (continued)

5. Comments for U.S. readers

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and a reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

Statement of shareholders' deficiency

	Share Capital
	Shares	Amount	Deficit	Total
Balance at December 31, 2003 Issued for cash Issued for services Net loss	66,762,714 1,100,000 284,576 -	$ 2,815,892 270,000 34,128 -	$ (2,910,886) - - (49,203)	$ (94,994) 270,000 - (49,203)
Balance at March 31, 2004	68,146,790	$ 3,120,020	$ (2,960,089)	$ 159,931

BALATON POWER INC.

MANAGEMENT DISCUSSION AND ANALYSIS

MARCH 31, 2004

Overview

During the year ended December 2003, the Company aggressively worked on its India Bauxite Project in India for its wholly owned subsidiary, Continental Resources (USA) Ltd ("CRL") following the reverse takeover in October 2002. At that time the Company determined to seek an alternative vemture and agreed to acquire all of the outstanding shares of CRL for 33,000,000 shares of common stock. The acquisition of CRL moved the Company into a new area of business in the development of a large bauxite deposit in India known as the Gandhamardan.

The Pisces Process is still held by the Company and continue to seek the market potential for such products. At this time it appears the market potential is limited. The Company wrote down its interests in these products during its audit in 2002. The Company also plans to seek management for the Pisces and Hydro divisions. There is no assurance the Company will find management for the divisions of the Company.

The Company has adequate cash to maintain operations during the next twelve months due to a successful funding during the period. In order to meet additional cash requirements for its Bauxite Project the Company will have raise working capital through the equity markets through private placement sale of its securities.

The Company will hire additional employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees as it intends to utilize consultants to facilitate any work required on its projects, primarily the Bauxite Project.

The Company plans to form a consortium for the development of the Gandhamardan Bauxite Deposit to fund the mining, alumina plant and aluminium smelter. Large corporations have contacted CRL to enter into discussions and possible negotiations for participation. The world's need for alumina and aluminium has reached record levels placing CRL in a very unique position at a time when major aluminium companies are in need of raw bauxite.

During the period, the Company raised $250,000 through the private placement of 1,000,000 shares as per attached press release, which is sufficient to maintain its current operations. Currently, the Company's monthly working capital requirements total approximately $9,000 exclusive of the project in India. In the event the Company is unable to raise additional capital through the sale of its shares of common stock, loans or sale of interest in its projects then the Company will have to suspend or cease operations.

The Company believes that the impact of foreign currency fluctuations will not affect the Company. The Canadian/U.S. dollar exchange rate has been stable at approximately $1.30 Canadian dollars for each U.S. dollar.

As of March 31, 2004, the Company had $251,051 in cash. The assets owned by the Company are illiquid except for the interest held in the Gandhamardan Bauxite Deposit in India. As a result, the Company's principal source of cash is the sale of its common shares, the sale of interests in the bauxite deposit or loans from major shareholders. The Company's common shares are listed on the bulletin board operated by the National Association of Securities Dealers, Inc., under the symbol "BPWRF". Accordingly, there is no assurance that the Company will be able to obtain additional capital that is necessary for continuation of operations of the Company.

Reconciliation to US GAAP

The Company's financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies (see Note 5 to the unaudited financial statements).

Inflationary and Other Economic Pressures

The Company is not currently generating revenues from the sale of bauxite or is Systems. Future revenues will be generated from the sale of bauxite, which will be affected by world commodity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the Company's operation and development expenditure, which is primarily incurred in U.S. dollars. The directors' estimation of inflation is considered in regards to the general state of the world economy of the United States in particular. At this stage the Company is unable to quantify the mix of inflationary pressures that will affect the price of bauxite.

Government Policies

The Company has considered the issue of political risk in India and will continue to do so as a matter of normal business practices.

Activities conducted by residents and non-residents in India and the flow of investment into the country and the return of capital out of the country are subject to regulation. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company are subject to the laws of Canada. These factors, in addition to the usual risks and the economic and political stability of the host country, India, must all be take into account in relation to the Company's operations.

These policies or factors do not affect investments by United States residents in the Company's common shares.

[Balaton Logo]

BALATON COMPLETES PRIVATE PLACEMENT OF US$250,000
AND SETTLES DEBT

Vancouver, B.C. Canada, March 30, 2004 - Balaton Power Inc. ("Balaton") (OTC BB: "BPWRF") is pleased to announce that it has closed a non-brokered private placement of one million units at a price of US$0.25 per unit for gross proceeds of US$250,000. Each unit consists of one common share of Balaton ("Share") and one non-transferable share purchase warrant ("Warrant Share"). Each Warrant Share entitles the holder for 18 months from the date of issue of the Warrant Share to acquire one additional common share in the capital of Balaton at an exercise price of US$0.40. The Warrant Shares will expire on September 30, 2005. The Shares are subject to a four month hold period which will expire on July 30, 2004. This represents the closing of this private placement negotiated in February 2004.

Balaton also announces that it has settled CAD$15,598.87 of outstanding debt at a deemed price of CAD$0.08 per share resulting in the issuance of 194,986 common shares in the capital of Balaton. Balaton further announces that it has settled approximately US$22,397.39 of outstanding debt, which was negotiated in February, 2004, at a deemed price of US$0.25 per share resulting in the issuance of 89,590 common shares in the capital of Balaton. No insiders of Balaton participated in either shares for debt arrangements.

The securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons", as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

CONTACT:

"Richard Burdett"
President
Balaton Power Inc.

19 East Fourth Avenue Hutchinson, Kansas 67501 U.S.A.

BALATON POWER INC.

Consolidated Amended Financial Statements

December 31, 2003

Balaton Power Inc. Consolidated Financial Statements Index

Page
Auditors' report	1
Consolidated balance sheets	2
Consolidated statements of operations and deficit	3
Consolidated statements of cash flows	4
Notes to consolidated financial statements	5-14

Page 1

AUDITORS' REPORT

To the Shareholders of
Balaton Power Inc.

We have audited the consolidated balance sheets of Balaton Power Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Harris & Partners, LLP"
Richmond Hill, Ontario May 18, 2004 (except as to Note 16 which is as of June 22, 2004)	Harris & Partners, LLP Chartered Accountants

Comments by Auditors for U.S. readers on Canada - U.S. reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated May 18, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Harris & Partners, LLP"
Richmond Hill, Ontario May 18, 2004 (except as to Note 16 which is as of June 22, 2004)	Harris & Partners, LLP Chartered Accountants

Balaton Power Inc. Consolidated Balance Sheets (Expressed in US Dollars) As at December 31, 2003 and 2002	Page 2

	2003	2002
ASSETS
Current
Cash Prepaid expenses and sundry	$ 4,690 1,241	$ 28,080 9,441
	5,931	37,521
Note receivable (Note 4) Mineral property (Note 5)	481,724 1,145,163	481,724 1,145,163
	$ 1,632,818	$1,664,408
LIABILITIES
Current
Accounts payable and accrued liabilities Convertible loans (Note 7)	$ 1,491,038 179,799	$ 1,456,323 179,779
	1,670,817	1,636,102
Minority interest Loan payable (Note 8)	26,995 30,000	26,995 -
	1,727,812	1,663,097
SHAREHOLDERS' DEFICIENCY
Share capital (Note 9) Share subscription (Note 9) Deficit	2,738,402 77,490 (2,910,886)	2,598,000 - (2,596,689)
	(94,994)	1,311
	$ 1,632,818	$ 1,664,408

Approved by the board	Approved by the board
Director (signed) "Robert Wyllie"	Director (signed) "Michael Rosa"

Balaton Power Inc. Consolidated Statements of Operations and Deficit (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 3

	2003	2002
Revenue	$ -	$ 24,899
Expenses
Administration and general Consulting fees and commissions Professional fees Interest Writedown of resource properties Production costs Depletion	195,286 72,000 34,980 11,931 - - -	38,404 171,500 8,142 3,000 1,895,987 22,398 11,541
	314,197	2,150,972
Net loss
Deficit, beginning of year Acquisition of Balaton Power Inc. (Note 3)	(314,197) (2,596,689) -	(2,126,073) (61,136) (409,480)
Deficit, end of year	$ (2,910,886)	$ (2,596,689)
Loss per common share
Basic Diluted	$ (0.01) $(0.01)	$(0.05) $(0.05)

Balaton Power Inc. Consolidated Statements of Cash Flows (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 4

	2003	2002
Cash provided by (used in):
Operating Activities:
Net loss	$ (314,197)	$ (2,126,073)
Adjustments for items not affecting cash
Shares issued for services Depletion Writedown of resource properties	117,402 - -	(58,545) - 13,987
	(196,795)	(58,545)
Changes in non-cash working capital components
Prepaid expenses Accounts payable and accrued liabilities	8,200 34,715	- 13,987
	(153,880)	(44,558)
Financing activities
Loan payable Issue of share capital and share subscriptions Cash received on acquisition	30,000 100,490 -	- 38,000 34,638
	130,490	72,638
Net increase in cash	(23,390)	28,080
Cash, beginning of year	28,080	-
Cash, end of year	$ 4,690	$ 28,080
Supplementary information:
Interest paid Income Taxes paid	$ - $ -	$ - $ -

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 5

1. Going concern basis of presentation and nature of organization

On October 31, 2002 Balaton Power Inc. ("BPI") acquired Continental Resources (USA) Inc., ("CRI") in an arms length transaction, in exchange for 25,000,000 restricted common shares to the shareholders of CRI and as well issued an additional 8,000,000 restricted shares as finders' fees. Balaton Power Corporation S.A. in order to facilitate the transaction also sold 10,000,000 of its 13,000,000 common shares to various parties connected to CRI at $0.001 per share. The acquisition was treated as a reverse takeover of the Company. However, in accordance with EIC-10, the transaction is a capital transaction in substance rather than a business combination. The purchase method has been applied by CRI and the net liability of BPI has been charged to the deficit. The transaction was an asset acquisition by the Company and not a business combination. Accordingly, while the Company will have issued sufficient shares such that control of the Company was acquired by the shareholders of CRI, the transaction was not accounted for as a reverse takeover.

The consolidated financial statements of the combined entity are issued under the name of the legal parent, BPI, but are considered a continuation of the financial statements of the legal subsidiary CRI.

The Corporation is developing a bauxite deposit in the state of Orissa in India.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiary, Continental Resources (USA) Inc. A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 16.

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 6

2. Summary of significant accounting policies (cont'd)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include deposits at Canadian and United States financial institutions.

Mineral property

The Company expenses all exploration costs incurred on properties other than acquisition costs prior to the establishment of proven and probable reserves. The company performs evaluations of its assets to assess the recoverability of its investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable utilizing established guidelines based upon discounted future net cash flows from asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Costs related to the acquisition, exploration, development and inherent costs to the management of the mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value. Recovery of the amounts recorded under mineral properties is dependent upon the ability of the Corporation to obtain the financing needed to complete the development, and future profitable production or proceeds from the disposal thereof. The amount shown for mineral property does not necessarily reflect future or present values.

Stock-based compensation plans

Stock options and warrants granted are accounted for using the fair value method under which compensation expense is recorded based on the estimated fair value of the options at the grant date.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 7

2. Summary of significant accounting policies (cont'd)

Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign exchange

Although the functional currency of the Company is the Canadian dollar, these financial statements use the US dollar as the unit of measurement. Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Other balance sheet items denominated in foreign currencies are translated at the rates of exchange in effect at the translation date. Income and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Translation gains and losses are included in income.

3. Acquisitions

Effective October 31, 2002, Continental Resources (USA) Inc., in order to become a reporting issuer, was acquired by Balaton Power Inc. (see Note 1).

Assets acquired, liabilities assumed and purchase consideration are as follows:

Cash	$ 696
Other assets	10,200
Liabilities assumed	(420,376)
Net liability charged to retained earnings	$ (409,480)

During the previous year, the company CRI acquired 50% and effective control of Continental Orissa Mining Private Limited ("Orissa") for consideration of management directing the exploration and development of a bauxite deposit in the province of Orissa, India. The acquisition has been accounted for as a purchase and the results of operations have been included in these financial statements from the date of acquisition.

Assets, acquired, liabilities assumed and purchase consideration are as follows:

Assets acquired
Mineral property	$ 1,145,163
Liabilities assumed	(1,145,163)
Consideration	$ -

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 8

4. Note receivable

On October 31, 2002, Perial Ltd. ("Perial"), the parent of CRI, purchased the oil and gas properties of CRI to facilitate the reorganization of CRI and Balaton Power Inc. Perial acquired from its then wholly owned subsidiary, CRI, all of the oil and gas interests held by the subsidiary in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.

5. Natural resource properties

Resource properties consist of:

	2003	2002
Acquisition costs	$ -	$ 2,418,533
Accumulated depletion	-	(29,282)
	$ -	$ 2,389,251

6. License agreement

The Company has entered into a license agreement with Balaton Power Corporation S.A., to manufacture, market, sell/lease and otherwise commercialize Balaton's proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The license has a continuing option to renew for a further 20 years at the expiration of each 20 year period. The Company paid a $50,000 advance royalty payment and will pay a royalty of 5% as calculated pursuant to the agreement and a further $100,000 once the Company has raised a further $4,000,000 in financing.

In 2003, the agreement was amended to reduce the royalty to 2% and eliminate all other obligations of the Company under the agreement. The Company issued 500,000 common shares as consideration for this amendment.

7. Convertible debt

On February 11, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. Under the terms of the agreement, the Lender was to make four consecutive loans to the Company, each loan in the amount of $125,000 ("the loans"). Each loan shall be evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and maturing and payable December 31, 2002. Each loan has conversion privileges whereby the Lender may convert each of the loans or any portion thereof outstanding, including interest, into "Units". Each Unit shall consist of one common share of the Company and one Share Purchase Warrant entitling the Lender to purchase from the Company one additional common share at an exercise price of $0.50 at any time prior to expiry date of December 31, 2004.

The Company received $163,436 under the terms of these loans and has incurred a penalty of $16,343.

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 9

8. Loan payable

The loan payable is due to a company related to a shareholder of the Company, bears interest at 6.5% per annum, payable at maturity and matures June 30, 2005.

9. Share capital

Authorized
700,000,000 common shares without par value

Issued and fully paid	Shares	Amount
Balance - December 31, 2001	55,878,194	$ 2,400,000
Issued for fees and services	8,000,000	160,000
Issued for cash	1,110,000	38,000
Balance - December 31, 2002	64,988,194	2,598,000
Issued for fees and services	1,174,020	117,402
Issued for cash	600,000	23,000
Balance - December 31, 2003	66,762,214	$ 2,738,402

Effective October 31, 2002, the Company purchased 100% of the outstanding common shares of CRI. This transaction has been accounted for as a purchase of assets by CRI. CRI is deemed to be the acquiring company and CRI is now the reporting company. CRI is the legal subsidiary and Balaton Power Inc. is the legal parent. The issued capital in these consolidated financial statements is the issued capital of CRI. The number of shares issued and outstanding in 2000 has been restated to reflect the number of shares issued to the former shareholders of CRI.

During the year a shareholder subscribed for 1,200,000 common shares for net cash proceeds to the company of $77,490.

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 10

9. Share capital (cont'd)

At December 31, 2003, the following warrants were outstanding:

Amount	Price	Expiry
$ 105,000	$ 0.52	February 12, 2004
111,000	0.60	February 21, 2004
25,000	0.60	March 5, 2004
25,000	0.50	March 7, 2004
13,000	0.60	March 12, 2004
7,500	0.50	April 5, 2004
625,000	0.60	April 17, 2004
150,001	0.20	July 17, 2004
1,795,000	0.30	July 17, 2004
135,000	0.10	July 17, 2004
300,000	0.20	August 9, 2004
300,000	0.30	August 9, 2004
60,000	0.20	August 15, 2004
730,000	0.30	September 15, 2004
300,000	0.20	September 23, 2004
225,000	0.20	September 30, 2004
2,592,980	0.50	December 31, 2004

At December 31, 2003, the following employee stock options were outstanding:

Options
2,500,000	$ 0.50	September 31, 2005
400,000	0.50	January 31, 2007

Options

2,500,000 $ 0.50 September 31, 2005

400,000 0.50 January 31, 2007

All warrants and stock options were issued prior to the acquisition of CRI.

10. Income taxes

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future income tax assets is dependant upon the generation of future taxable income and on the successful development of its mineral property.

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 11

10. Income taxes (cont'd)

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2003	2002
Combined federal and provincial income tax rates	34%	40%
Loss before income taxes	$ (314,197)	$ (2,126,073)
Expected income tax (recovery)	(107,000)	(850,000)
Non-deductible loss	-	758,000
Losses for which tax benefit has not been recorded	107,000	92,000
Actual income taxes	$ -	$ -

The significant components of the company's future income taxes are as follows:

Future income tax assets
Net operating losses carried forward	$ 456,000	$ 143,000
Valuation allowance for future income taxes	456,000	143,000
	$ -	$ -

The company has accumulated potential tax benefits coming from losses carried forward. The related tax benefits will be recorded when realized. They expire as follows:

Losses
2009	$ 143,000
2010	313,000
$ 456,000

11. Financial instruments and risk management

a) Fair value disclosure

Fair values are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its financial assets and liabilities approximates their fair value.

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 12

11. Financial instruments and risk management (cont'd)

b) Foreign exchange risk

The Company incurs expenditures in United States dollars and Indian rupees as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

Interest rate risk

The Company's principal exposure to interest rate fluctuations is with respect to its convertible debt financing which bears interest at 7.3%.

12. Related party transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions include the following:

On October 31, 2002, CRI sold its oil and gas properties to Perial Ltd., its parent company, to facilitate the reorganization of CRI and Balaton Power Inc. Perial acquired from its then wholly owned subsidiary, CRI all of the oil and gas interests held by the subsidiary in exchange for a promissory note and the assumption of debt. No gain or loss was recognized on this transaction. The note is non-interest bearing and is payable from 25% of the gross production revenue of the oil and gas properties.

13. Commitments

The Company is committed to the lease of its Boise, Idaho premises until March 2004 at the rate of $1,280 per month.

14. Contingent liability

On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defences against the claim and intends to vigourously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

On March 29, 2004, an action was brought in the Supreme Court of British Columbia by a person associated with Balaton Power Corporation S.A. The claim alleges that the claimant acquired 260,000 shares from Balaton Power Corporation S.A. and that the Company has an obligation to transfer the shares.. The Company believes that the claimant does not have a strong claim and intends to vigourously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 13

15. Subsequent events

Subsequent to the year end the Company settled certain indebtedness amounting to $48,943 by issuing 459,576 common shares of the Company from treasury. In addition a shareholder of the Company assumed certain indebtedness of the Company amounting to $46,378 in exchange for 75,000 common shares of the Company.

On March 30, 2004, the Company closed a private placement of one million units at a price of $0.25 per unit for gross proceeds of $250,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder for 18 months from the date of issue to acquire one additional common share, of the Company, at an exercise price of $0.40. The warrants expire September 30, 2005.

The Company's 100% owned subsidiary Continental Resources (USA) Ltd. ("Continental") held meetings with its Joint Venture Partner, Orissa Mining Corporation ("OMC") in March to obtain confirmation of the new terms and conditions for a new agreement to develop the Gandhamardan Bauxite Deposit. OMC at its Board meeting approved the major points presented by Continental for the new agreement which include the ratio of 89% in favor of Continental and 11% for OMC through the mining phase and thereafter 100% of all downstream facilities (alumina plant and aluminium smelter) would be in favor of Continental. OMC's 11% initial capital expenditure will be borne by Continental until production of bauxite begins.

16. Amended financial statements

Note 9, share capital, has been amended to correct the amounts and terms of certain of the outstanding options and warrants and issued share capital.

17. Comments for U.S. readers

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and a reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

Balaton Power Inc. Notes to Consolidated Financial Statements (Expressed in US Dollars) For the Years Ended December 31, 2003 and 2002	Page 14

17. Comments for U.S. readers (cont'd)

Statement of shareholders' deficiency

	Share Capital		Share Subscription	Deficit	Total
	Shares	Amount
Balance at December 31, 2001	55,878,194	$ 2,400,000	-	$ (61,136)	$ 2,338,864
Issued for cash	1,110,000	38,000	-	-	38,000
Issued for services	8,000,000	160,000	-	-	160,000
Acquisition of Balaton (note 3)	-	-	-	(409,480)	(409,480)
Net loss	-	-	-	(2,126,073)	(2,126,073)
Balance at December 31, 2002	64,988,194	2,598,000	-	(2,596,689)	1,311
Issued for cash	600,000	23,000	-	-	23,000
Issued for services	1,174,020	117,402	-	-	117,402
Share subscription			77,490	-	77,490
Net loss	-	-	-	(314,197)	(314,197)
Balance at December 31, 2003	66,762,214	$ 2,738,402	77,490	$ (2,910,886)	$ (94,994)

[BALATON LOGO]

19 East Fourth Avenue
Hutchinson, Kansas U.S.A. 67501

Phone: 620.662.36970 Fax: 620.662.6861

BALATON POWER INC. ANNOUNCES SUPPLEMENT TO INFORMATION CIRCULAR AND AMENDMENTS TO FINANCIAL STATEMENTS

Vancouver, B.C. Canada, June 25, 2004 - Balaton Power Inc. ("Balaton") (OTC BB: "BPWRF") announced today, as a supplement to Balaton's Information Circular mailed to shareholders on May 28, 2004, that opposed to 3,400,000 incentive stock options that are issued and outstanding as stated in the Information Circular, there are in fact 2,900,000 incentive stock options issued and outstanding. As at December 31, 2003, the list of optionees of Balaton were as follows:

Option holder	No. of Options	Grant Date	Exercise Price (US$)	Expiry Date
Martina F. Kaessner	300,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Paul A. Trudel	300,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Andrew Finneran	400,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Robert Stewart	500,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Maureen O'Brien	400,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Rod Smith	400,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Paul Davey	50,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Lois VanHoover	50,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Jeanine Ward	50,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Douglas Weltz	50,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Dan Pfeiffer	400,000	Dec. 4, 2001	$0.50	Jan. 31, 2007
Total	2,900,000	-	-	-

Balaton also announced that amended audited financial statements for the year ended December 31, 2003 and amended interim financial statements for the period ended March 31, 2004 were filed on SEDAR on June 24, 2004 and June 17, 2004, respectively, to replace the audited financial statements and interim financial statements that were filed on May 19, 2004 and May 31, 2004, respectively.

The amended financial statements revises information previously stated with respect to the issued and outstanding incentive stock options and warrants of Balaton. Please refer to www.SEDAR.com for more information.

ON BEHALF OF THE BOARD OF DIRECTORS

"Robert Wyllie"
Robert Wyllie
Chief Financial Officer, Balaton Power Inc.

19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power's general business development, asset acquisition and/or acquisition of hydroelectric production sites, the sale of electricity and/or the research, development and/or marketing/distribution of the Company's Pisces technology. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), hydroelectric site development/acquisition, the sale of and/or the research, development and/or marketing/distribution of the Company's Pisces technology will experience technological and/or mechanical problems, fluctuations in the marketplace for the sale of minerals and/or electricity, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

BC FORM 51-102F3
(previously BC Form 53-901F)

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1 Name and Address of Company

Balaton Power Inc. (the "Company")
19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

Telephone: (620) 662-3697

Item 2. Date of Material Change

June 17, 2004 and June 24, 2004

Item 3. News Release

The Company disseminated a Press Release on June 25, 2004.

Item 4. Summary of Material Change

The Company announced supplementary information to its Information Circular and that amended financial statements had been filed on SEDAR replacing previously filed financial statements. The supplement to the Information Circular and amendments to the financial statements reflect changes to the number of issued and outstanding options and warrants previously reported.

Item 5. Full Description of Material Change

The Company announced today that, as a supplement to the Company's Information Circular mailed to shareholders on May 28, 2004, the number of issued and outstanding incentive stock options should be 2,900,000 and not 3,400,000 as previously reported. As at December 31, 2004, the issued and outstanding options were as follows:

Option holder	No. of Options	Grant Date	Exercise Price (US$)	Expiry Date
Martina F. Kaessner	300,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Paul A. Trudel	300,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Andrew Finneran	400,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Robert Stewart	500,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Maureen O'Brien	400,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Rod Smith	400,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Paul Davey	50,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Lois VanHoover	50,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Jeanine Ward	50,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Douglas Weltz	50,000	Dec. 4, 2001	$0.50	Sept. 30, 2005
Dan Pfeiffer	400,000	Dec. 4, 2001	$0.50	Jan. 31, 2007
Total	2,900,000	-	-	-

Balaton also announced that amended audited financial statements for the year ended December 31, 2003 and amended interim financial statements for the period ended March 31, 2004 were filed on SEDAR on June 24, 2004 and June 17, 2004, respectively, to replace the audited financial statements and interim financial statements that were filed on May 19, 2004 and May 31, 2004, respectively. The amended financial statements revises information previously stated with respect to the issued and outstanding incentive stock options and warrants of the Company

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Richard Burdett
President and Chief Executive Officer
19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

Telephone: (620) 662-3697

June 25, 2004 ______________________________ Date

Signed "Robert Wyllie"
______________________________
Signature

Robert Wyllie
______________________________
Name

Director and Chief Financial Officer
______________________________
Position

Vancouver
______________________________
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 2, 2004

/s/ Robert Wyllie
_____________________________
Name: Robert Wyllie
Title: Chief Financial Officer